UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Ironwood Institutional Multi-Strategy Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):
One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

Telephone Number (including area code):  (415) 777-2400

Name and address of agent for service of process:
Jonathan Gans, c/o Ironwood Capital Management Corporation,
One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [X]     NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of San Francisco and state of California on the 31st day of August 2010.

Ironwood Institutional Multi-Strategy Fund LLC

By:	/s/ Jonathan Gans
Jonathan Gans
President